

07006873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
revised

SEC FILE NUMBER
8- 37486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornton Farish Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Eastern Blvd Suite 210
(No. and Street)

Montgomery (City) Alabama (State) 36116 (Zip Code)

PROCESSED
APR 20 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rose Mary Miller (334) 270-8555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.
(Name – *if individual, state last, first, middle name*)

3815 Interstate Court (Address) Montgomery (City) Alabama (State) 36109 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED APR 2007 WASH D.C. 199

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Bamman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornton Farish, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott W. Bamman
Signature

President
Title

Theresa J. Fitzsimmons
Notary Public 8-27-07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member
American Institute
of Certified Public
Accountants

wilsonprice
Wilson Price Barranco Blankenship & Billingsley P.C.
Certified Public Accountants & Consultants

Member
Alabama Society
of Certified Public
Accountants

Independent Auditors' Report

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

We have audited the accompanying statement of financial condition of Thornton Farish Inc., as of December 31, 2006, and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornton Farish Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 12 through 17 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilson Price, Barranco, Blankenship & Billingsley, P.C.

Montgomery, Alabama
February 26, 2007

THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	26,286
Cash segregated under federal regulations		297
Fees receivable		168,493
Interest receivable		3,684
Stockholder receivables		10,123
Other assets		4,443
Securities owned:		
Marketable, at market value		305,556
Property and equipment (at depreciated cost)		41,433
TOTAL ASSETS	$	560,315

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and other liabilities	$	31,985

STOCKHOLDERS' EQUITY

Common stock - $1 par value, 10,000 shares authorized and 1,500 shares issued and outstanding		1,500
Additional paid-in capital		470,552
Retained earnings		56,278
TOTAL STOCKHOLDERS' EQUITY		528,330
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	560,315

See independent auditors' report and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Investment banking	$ 2,278,879
Interest and dividends	17,738
Trading gains and losses - net	3,079
Commissions	6,025
Total revenues	2,305,721
EXPENSES	
Compensation and benefits	826,940
Communications	16,417
Interest	8,323
Occupancy costs	84,111
Promotional costs and issue expenses	52,061
Dues, fees and assessments	2,624
Other operating expenses	69,467
Total expenses	1,059,943
NET INCOME	$ 1,245,778

See independent auditors' report and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE AT JANUARY 1, 2006	$ 1,500	$ 470,552	$ -	$ 472,052
Net income	-	-	1,245,778	1,245,778
Dividend distributions	-	-	(1,189,500)	(1,189,500)
BALANCE AT DECEMBER 31, 2006	$ 1,500	$ 470,552	$ 56,278	$ 528,330

See independent auditors' report and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,245,778
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,087
Trading gains and losses - net	(3,079)
Reinvested dividends on money market fund	(4,742)
Changes in assets and liabilities:	
Receivables	(68,814)
Other assets	676
Accounts payable and other liabilities	25,701
Net cash provided by operating activities	1,204,607
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	12,000
Purchase of securities	(4,800)
Purchase of certificates of deposit	(285,000)
Purchase of money market fund investment	(965,000)
Money market fund redemptions	960,000
Matured certificates of deposit	285,000
Purchase of property and equipment	(19,371)
Net cash used by investing activities	(17,171)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend distributions	(1,189,500)
NET DECREASE IN CASH	(2,064)
CASH AT BEGINNING OF YEAR	28,350
CASH AT END OF YEAR	$ 26,286
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Cash paid during the year for:	
Interest	$ 8,323

See independent auditors' report and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Thornton Farish Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in the business of brokering securities and underwriting securities issues throughout the United States. The Company operates primarily in the municipal securities markets.

Securities Transactions

Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the principals of the Company.

Investment Banking

Investment banking revenues include profits and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting profits and fees are recognized on the closing date of the issue. Investment banking fees also include fees earned from providing financial advisory and remarketing services which are recognized when billed, generally on a quarterly basis.

Fees Receivable

Fees receivable in connection with remarketing contracts are recognized at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, if any. If determined to be uncollectible, the receivable is written off against the allowance account. Based on historical activity with these agreements, management has determined that no allowance for doubtful accounts is necessary.

Property and Equipment

Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company has elected, with the consent of its stockholders, to be taxed as an S Corporation for federal and state income tax purposes. Accordingly, no provision for corporate income taxes is made.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $870 for the year ended December 31, 2006.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Use of Estimates in the Preparation of Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $297 as of December 31, 2006, is segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. SECURITIES OWNED

Marketable securities owned at December 31, 2006, consisted of trading and investment securities at market values as follows:

Certificate of deposit (bearing interest at 5.00%, maturing May 2007)	$	94,855
Certificate of deposit (bearing interest at 5.40%, maturing April 2007)		94,963
Certificate of deposit (bearing interest at 5.15%, maturing June 2007)		94,854
Common stock		9,237
Money market funds		11,647
	$	305,556

Securities not readily marketable include: (a) securities for which there is no market on a securities exchange or no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities and investments which cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities and investments or to the Company.

4. PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment consisted of the following:

Furniture and equipment at cost	$	70,857
Less accumulated depreciation		29,424
Property and equipment at depreciated cost	$	41,433

Depreciation expense totaled $9,087 for the year ended December 31, 2006.

5. FINANCING ARRANGEMENTS

As of December 31, 2006, the Company had a $25,000,000 credit facility available at AmSouth Bank to handle presold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2006, there were no balances outstanding with respect to this credit facility.

As of December 31, 2006, the Company had a $2,000,000 credit facility available at AmSouth Bank to purchase bonds for resale. Each note bears interest at the bank's prime rate and is secured by the bonds purchased and stockholder guarantees. Each note amount is determined using a loan to cost ratio of 90%. As of December 31, 2006, there were no balances outstanding with respect to this credit facility.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has net capital and net capital requirements of $301,272 and $250,000 as of December 31, 2006. The Company's percentage of aggregate indebtedness to net capital was 11% as of December 31, 2006.

7. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering substantially all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code. Contributions to the plan totaled $34,640 for the year ended December 31, 2006.

8. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors during the year ended December 31, 2006.

9. CONCENTRATIONS

At times, the Company's cash balances in banks may exceed federally insured limits. At December 31, 2006, the Company had no uninsured cash balances.

10. OPERATING LEASES

The Company leases its office facilities under an agreement with terms calling for base monthly rent of $5,047 with a 1.5% increase in each succeeding year through January 31, 2012. Rental expense under this agreement for the year ended December 31, 2006 totaled $63,757.

The Company leases an automobile accounted for as an operating lease. Monthly rent through December 2007 is $877. Rental expense under this agreement for the year ended December 31, 2006 totaled $10,527.

Future minimum rental payments under these agreements are as follows:

	Facility	Automobile
2007	$ 62,400	$ 10,527
2008	63,336	-
2009	64,284	-
2010	65,244	-
2011	5,601	-

SUPPLEMENTARY INFORMATION

THORNTON FARISH INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Total qualified ownership equity		$ 528,330
Nonallowable assets	$ 224,731	
Total deductions and/or charges		224,731
Net capital before haircuts on securities positions		303,599
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Trading and investment securities:		
Certificates of deposit	713	
Stocks and warrants	1,386	
Other securities	228	
Total haircuts		2,327
Net capital		$ 301,272

No material differences exist between the above computation of net capital and the Company's corresponding unaudited Focus Part II computation as of December 31, 2006.

See independent auditors' report.

THORNTON FARISH INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Minimum net capital requirement	$ 2,132
Minimum dollar net capital requirement of reporting broker	$ 250,000
Greater of above amounts	$ 250,000
Excess net capital	$ 51,272
Excess net capital at 1,000%	$ 298,073

**COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006**

Total aggregate indebtedness liabilities	$ 31,985
Percentage of aggregate indebtedness to net capital	11%

See independent auditors' report.

THORNTON FARISH INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Credit balances	$ -
Debit balances	$ -
Excess of total debits over total credits	$ -
105% of excess of total credits over total debits	$ -
Amount held on deposit in "Reserve Bank Account" at December 31, 2006	$ 297

No material differences exist between the above computation of reserve requirements and the Company's corresponding unaudited Focus Part II computation at December 31, 2006.

See independent auditors' report.

THORNTON FARISH INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	NONE

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Member
American Institute
of Certified Public
Accountants

wilsonprice
Wilson Price Barranco Blankenship & Billingsley P.C.
Certified Public Accountants & Consultants

Member
Alabama Society
of Certified Public
Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

In planning and performing our audit of the financial statements of Thornton Farish Inc. (the Company), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is no more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

Montgomery, Alabama
February 26, 2007

END